RECEIVED

2007 FEB -1 A 11:34

OFFICE OF INTERNATIONAL CORPORATE FINANCE

**ELPIDA**

File No. 82-34850

January 29th, 2007

Office of International Corporate Finance
Division of Corporation Finance
Securities and Exchange Commission
Room 3094 – Stop 3-6
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

07020742

**SUPPL**

Re: Elpida Memory, Inc. – Rule 12g3-2(b) Exemption

To whom it may concern:

As required for our enjoying exemption as a foreign private issuer under the Rule 12g3-2(b) of the Securities Exchange Act of 1934, we hereby furnish the following information:

- Reports to Japan Security Exchange and/or other information publicly released in English language between 25th day of October, 2006 and 25th January, 2007, original copies of which are attached hereto.

If you have any questions, do not hesitate to contact to my colleague, Ms. Yoshimi Yamanaka, Legal Group at +81-3-3281-1606 (telephone) or +81-3-3281-1571 (facsimile).

**PROCESSED**

FEB 0 5 2007

THOMSON
FINANCIAL

Very truly yours,

By

Yoshihiro Shima
Professional, Legal Group
Elpida Memory, Inc.

Enclosures

**ANNEX**

| | Date | Title | Exhibit |
|---|---|---|---|
| 1. | 2006/12/7 | Elpida and PSC Sign Agreement to establish DRAM Joint Venture in Taiwan | I |
| 2. | 2006/12/25 | Hiroshima Elpida Memory Appoints Yukio Sakamoto as President | II |
| 3. | 2006/12/25 | Elpida Memory Announces Executive Personnel Changes | III |
| 4. | 2007/1/17 | Elpida Memory Issues 5th Unsecured Straight Bonds | IV |
| 5. | 2007/1/25 | Elpida and PSC Finalize Taiwan-based "Rexchip" DRAM Joint Venture Agreement | V |
| 6. | 2007/1/25 | Consolidated Financial Report for the 3Q of FY2006 | VI |

**EXHIBIT I**

1. Elpida and PSC Sign Agreement to establish DRAM Joint Venture in Taiwan

# News Release

## *Elpida and PSC Sign Agreement to establish DRAM Joint Venture in Taiwan*

**Taipei, Taiwan and Tokyo, Japan December 7, 2006 –** Elpida Memory, Inc. and Powerchip Semiconductor Corp.(PSC) jointly announce that both parties will establish a new joint venture company to operate DRAM fabrication facilities in Central Taiwan Science Park with a total planned capacity of 240,000 12" wafers per month, making this site the largest concentration of 12" DRAM fabrication facilities in the world. At the same time, both parties have also agreed to jointly develop a part of next generation process technology. Through manufacturing and development collaborations, the alliance between Elpida and PSC will help combine the strengths of the Japanese and Taiwanese DRAM industries, where both parties will be in an excellent position to collectively strive for the number one position in the DRAM industry.

On December 7 in Taipei, Elpida and PSC held a Joint Venture/Development MOU Signing Ceremony, with Dr. Frank Huang Chairman of PSC and Yukio Sakamoto President and CEO of Elpida presiding over the ceremony. Both parties initially will jointly invest 40 Billion NTD to establish the new venture, where the new venture will then obtain PSC's current 12" fabrication facility in Taichung Houli Science Park, which is currently under construction. In addition to PSC investing capital PSC will also allocate human resources for a part of Elpida's next generation DRAM process technology development, thus allowing both parties to enjoy the benefits of joint development.

Dr. Huang mentioned that, despite Singapore, China, and Japan's active pursuit as well as attractive packages for such a large scale investment, Elpida still decided on Taiwan for its JV location, reflecting the importance of the strong successful relationship between Elpida and PSC. Through this type of cooperation, PSC will not only be able to rapidly expand its DRAM manufacturing scale, but at the same time will be ready to secure next generation process technology. Being able to join Elpida's development activities and share the technology, large capacity, as well excellent operation efficiencies will further cement

PSC's position as a world class memory solution company.

"Now is the time for us to make our move into PC DRAM production to be the number one player in the DRAM industry," said Yukio Sakamoto. "We have decided to do so because we have gained credibility for our advanced DDR2 SDRAM backed up by the high productivity at our E300 fab in Hiroshima. Moreover, we are very confident in our 70nm process technology, soon to be in mass production in our E300 fab. We are very happy to be able to transfer this new technology to ramp up our new joint fab." Yukio Sakamoto also expressed that a combination of Elpida's state-of-the-art technology and PSC's cost competitiveness in the DRAM production will surely bring this JV outstanding production capabilities to supply high quality DRAM products at competitive prices.

Elpida and PSC's Taiwan Joint Venture in Central Taiwan Science Park will act as DRAM manufacturing base of operations, which will eventually become four 12" DRAM fabrication facilities with a combined capacity of 240,000 wafers per month. Currently the first fab under construction will have a capacity of 60,000 12" wafers per month where the clean room is now being installed. In Q2 of 2007, equipment will be installed and in Q3 mass production will begin on Elpida's 70nm process technology where the first stage capacity will reach 30,000 12" wafers per month. Basically this capacity will be split equally between the two largest shareholders. As a result of Elpida and PSC's investment of capital, technology, and human resources the newly formed joint venture will rapidly have mass production economies of scale, technology and will establish Elpida and PSC as a major players in the worldwide DRAM industry.

**About Powerchip Semiconductor Corp.**

Established in December 1994 in Taiwan Hsinchu Science Park, Powerchip Semiconductor Corp. (5346.TWO), focuses on the production and marketing of DRAM (Dynamic Random Access Memory) products. In 1998, PSC was listed publicly. As of 2006, PSC has three 12" (300mm) fabs and one 8" (200mm) fab, over 6,200 employees, and capital of over 62 billion NTD. Ever since its foundation, PSC has developed long term strategic relationships with Japanese High-Tech firms. With Elpida and Renesas as its strategic partners, PSC develops the most advanced products including DRAM, Flash and System LSI and foundry products. PSC achieved annual revenue of 51.611 Billion NTD in 2005. For further information, please visit http://www.psc.com.tw

**About Elpida Memory, Inc.**

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan and Singapore including our new location servicing Shanghai China. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com

*Information in this news release is current as of the timing of the release, but may be revised later without notice.*


PSC Press Contact:

Shannon Wu
Public Relations Department

+886 3 5795000 (ext.2009)
E-mail:PR@psc.com.tw

Elpida Press Contact:

Tomoko Kobayashi
Market Communication Group

+81 3 3281 1648
E-mail: press@elpida.com

**EXHIBIT II**

2. Hiroshima Elpida Memory Appoints Yukio Sakamoto as President

ELPIDA

# News Release

**FOR IMMEDIATE RELEASE**

## *Hiroshima Elpida Memory Appoints Yukio Sakamoto as President*

***Current President Shuichi Otsuka continues to act as Director and COO at Elpida Memory***

***TOKYO, JAPAN, December 25, 2006*** – Hiroshima Elpida Memory, Inc. (Hiroshima Elpida), a wholly owned subsidiary of Elpida Memory, Inc. (Elpida), today announced that effective January 1, 2007, Yukio Sakamoto will become its president. In addition to his new role, Mr. Sakamoto will continue to serve as president and Chief Executive Officer of Elpida Memory, Inc.

Hiroshima Elpida's current president, Shuichi Otsuka, will remain as Elpida's Director and Chief Operating Officer. At Elpida, Mr. Otsuka will be in charge of Sales Office effective January 1, 2007.

**About Elpida Memory, Inc.**

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan and Singapore including our new location servicing Shanghai China. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com

*Information in this news release is current as of the timing of the release, but may be revised later without notice.*

**Elpida Press Contacts:**
Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

-###-

**EXHIBIT III**

3. Elpida Memory Announces Executive Personnel Changes

ELPIDA

**News Release**

**FOR IMMEDIATE RELEASE**

# Elpida Memory Announces Executive Personnel Changes

***TOKYO, JAPAN, December 25, 2006*** – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced the following executive appointments effective January 1, 2007.

**New Appointments**

| Name | New Position | Current Position |
|---|---|---|
| Shuichi Otsuka | Director and Chief Operating Officer<br><br>Mr. Otsuka will be in charge of Sales Office effective January 1, 2007. | Director and Chief Operating Officer<br>President of Hiroshima Elpida Memory, Inc. |
| Shigeru Koshimaru | Chief Quality Assurance Officer | Officer,<br>Sever & PC Division |
| Tatsuta Iida | Officer,<br>Customer Support of Sales Office | Chief Sales Officer |
| Yashushi Takahashi | Officer,<br>Sever & PC Division | Executive Manager,<br>Product Design 2 Group,<br>Sever & PC Division |

**About Elpida Memory, Inc.**

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan and Singapore including our new location servicing Shanghai China. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com

*Information in this news release is current as of the timing of the release, but may be revised later without notice.*

**Elpida Press Contacts:**
Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

-###-

**EXHIBIT IV**

4. Elpida Memory Issues 5th Unsecured Straight Bonds

# News Release

**FOR IMMEDIATE RELEASE**

## Elpida Memory Issues 5th Unsecured Straight Bonds

**TOKYO, JAPAN, January 17, 2007** – Elpida Memory, Inc (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it has determined the terms of the 5th unsecured straight bonds (with inter-bond pari passu clause) based on the domestic straight bond shelf registration (registered amount: JPY100 billion, effective period: through October 19, 2007) as stated below.

Elpida plans to use the proceeds of the issuance for the repayment of loan and lease obligations which will become due by March 31, 2008.

**Description of Bonds**

- **Elpida Memory, Inc. 5th Unsecured Straight Bonds (with inter-bond *pari passu* clause)**

| | |
|---|---|
| o Issue Size: | JPY 30 billion |
| o Denomination: | JPY 100 million |
| o Interest Rate: | 2.09% per annum |
| o Issue price: | JPY100 per face value JPY 100 |
| o Duration: | 5 years |
| o Maturity Date: | January 24, 2012 |
| o Interest Payment Date: | January 24, and July 24 each year |
| o Payment Date: | January 24, 2007 |
| o Underwriters: | Mizuho Securities Co., Ltd.(lead manager and book runner) |
| o Fiscal Agent: | Mizuho Corporate Bank, Ltd. |
| o Rating: | BBB+ (Japan Credit Rating Agency, Ltd.) |
| o Use of Proceeds: | Repayment of loans and lease obligations |

-more-

**About Elpida Memory, Inc.**

Elpida Memory, Inc. is a manufacturer of Dynamic Random Access Memory (DRAM) silicon chips with headquarters based in Tokyo, Japan, and sales and marketing operations located in Japan, North America, Europe and Asia. Elpida's state-of-the-art semiconductor wafer manufacturing facilities are located in Hiroshima, Japan. Elpida offers a broad range of leading-edge DRAM products for high-end servers, mobile phones, digital television sets and digital cameras as well as personal computers. For more information, visit www.elpida.com.

*This is a press release document intended for publicizing the issuance of the corporate bonds and is not intended for solicitation of the bonds.*

**EXHIBIT V**

5. Elpida and PSC Finalize Taiwan-based "Rexchip" DRAM Joint Venture Agreement

# News Release

**FOR IMMEDIATE RELEASE**

# Elpida and PSC Finalize Taiwan-based "Rexchip" DRAM Joint Venture Agreement

**TOKYO, JAPAN, January 25, 2007** – Elpida Memory, Inc. (Elpida), Japan's leading global supplier of Dynamic Random Access Memory (DRAM), today announced that it has signed a final agreement with Powerchip Semiconductor Corp. (PSC) to begin operations of a new DRAM Joint Venture at the Central Taiwan Science Park Houli Site in April of 2007.

**Overview of Joint Venture**

1. Corporate name: Rexchip Electronics Corporation
2. President: Stephen C.K. Chen (tentative; current position: Senior Vice President of PSC)
3. Head office: HouLi, Taichung County, Taiwan
4. Capital: 2 Million NTD
5. Major shareholders and investment ratio: Elpida (50%); PSC (50%)
6. Date operations begin: April 1, 2007 (tentative)
7. Major operations: DRAM wafer processing for Elpida and PSC
8. Number of employees: About 1,200 (the number planned when operations begin)
9. Initial investment plan (2007): 40-50 Billion NTD
10. Initial capacity plan (2007): 30k 300mm Wafers / Month
11. Operating plan: Q2 of 2007 - Installing equipment
    Q3 of 2007 - Start of mass production
    End of 2007 – Start of product shipments

-more-

**About Elpida Memory, Inc.**

Elpida Memory, Inc., (Tokyo Stock Exchange Code 6665), is a leading manufacturer of Dynamic Random Access Memory (DRAM) silicon chips. Our design, manufacturing, and sales operations are backed by our world class technology expertise. Our manufacturing facilities, Hiroshima Elpida Memory, Inc. (front-end processes) and Akita Elpida Memory, Inc. (back-end processes), utilize the most advanced manufacturing technologies available in the industry. Further, we have customer sales and marketing support offices in Japan, North America, Europe, Taiwan and Singapore including our new location servicing Shanghai China. Elpida's portfolio of advanced products features such characteristics as high-density, high-speed, low power and small packing profiles. We provide applications across a wide range of areas, including high-end servers, mobile phones and digital consumer electronics. For more information about Elpida, please visit http://www.elpida.com

*Information in this news release is current as of the timing of the release, but may be revised later without notice.*


**Elpida Press Contacts:**
Tomoko Kobayashi
Elpida Memory, Inc. (Japan)
Tel: +81-3-3281-1648
E-mail: press@elpida.com

EXHIBIT VI

6. Consolidated Financial Report for the 3Q of FY2006

ELPIDA

January 25, 2007

# Elpida Memory, Inc.

**(Stock listing: Tokyo Stock Exchange, 6665)**

# Consolidated Financial Report for the 3Q of FY2006

## Selected Financial Figures

(Amounts in millions of Japanese Yen, except per share data and number of employees)

**For the Three-Month Period (Unaudited)**

| | 3 mo ended Dec 31, 2006 | 3 mo ended Dec 31, 2005 | Change | % | 3 mo ended Jun 30, 2006 | Change | % |
|---|---|---|---|---|---|---|---|
| Net Sales | 142,609 | 59,021 | 83,588 | *141.6* | 111,147 | 31,461 | *28.3* |
| Operating income | 27,268 | 645 | 26,623 | - | 17,082 | 10,186 | *59.6* |
| Ordinary income (loss) | 26,586 | (693) | 27,279 | - | 16,390 | 10,196 | *62.2* |
| Net income | 24,934 | 163 | 24,771 | - | 12,919 | 12,015 | *93.0* |
| Net income per share – basic (yen) | 193.07 | 1.68 | 191.39 | | 106.08 | 86.99 | |
| Net income per share – diluted (yen) | 190.39 | 1.67 | 188.72 | | 104.70 | 85.69 | |

**For the Nine-Month Period**

| | 9 mo ended Dec 31, 2006 | 9 mo ended Dec 31, 2005 | Change | % | FY2005 Mar 31, 2006 |
|---|---|---|---|---|---|
| Net Sales | 345,845 | 164,524 | 181,330 | *110.2* | 241,554 |
| Operating income (loss) | 53,488 | (4,472) | 57,960 | - | 144 |
| Ordinary income (loss) | 50,351 | (7,705) | 58,056 | - | (3,076) |
| Net income (loss) | 44,458 | (6,179) | 50,637 | - | (4,708) |
| Net income (loss) per share – basic (yen) | 383.39 | (64.06) | 447.45 | | (48.81) |
| Net income per share – diluted (yen) | 377.84 | - | - | | - |
| Average exchange rate (Yen to a U.S. Dollar) | 116.19 | 110.62 | | | |

| | Dec 31, 2006 | Dec 31, 2005 | Change | % | Mar 31, 2006 | Change | % |
|---|---|---|---|---|---|---|---|
| Total Assets | 763,004 | 580,133 | 182,871 | *31.5* | 568,120 | 194,884 | *34.3* |
| Shareholders' equity | 370,478 | 189,573 | 180,905 | *95.4* | 190,783 | 179,695 | *94.2* |
| Number of employees | 2,904 | 2,497 | 407 | *16.3* | 2,518 | 386 | *15.3* |

Note: Regarding diluted net income per share information for the nine months period ended March 31, 2006 is not available due to the booking of net losses.

## Consolidated Business Results and Financial Conditions

### (1) Third Quarter (October 1, 2006 to December 31, 2006) Overview

**3Q06 Operating Results**

(Billion JPY)

| | 3 months ended Dec 31, 2006 | 3 months ended Dec 31, 2005 | YoY Chg (%) | 3 months ended Sep 30, 2006 | QoQ Chg (%) |
|---|---|---|---|---|---|
| Net sales | 142.6 | 59.0 | *141.6* | 111.1 | *28.3* |
| Gross profit | 41.2 | 10.6 | *289.6* | 30.6 | *34.9* |
| Operating income | 27.3 | 0.6 | - | 17.1 | *59.6* |
| Ordinary income (loss) | 26.6 | (0.7) | - | 16.4 | *62.2* |
| Net income | 24.9 | 0.2 | - | 12.9 | *93.0* |

In the 3Q, both net sales and profits hit record levels given a positive business environment. Operating income and net income posted increases for the fifth consecutive quarter.

In the DRAM market, demand coming from personal computer makers continued to be extremely strong. Global shipments of PCs rose roughly 10% compared to a year ago and 1 GB or higher memory capacity was being installed in Windows Vista-capable PCs. On the other hand, supply was unable to keep up with demand, resulting in spot market prices for the 512Mb DDR2 SDRAM 667 (used mainly in PCs and servers) remaining high at more than $US6 and in higher contract prices compared with the previous quarter.

Because demand for DRAMs used in digital consumer electronic and mobile devices passed through an adjustment phase, Elpida allotted most of the 3Q increase in production capacity at the E300 fab of Hiroshima Elpida Memory, Inc. to the manufacture of DRAMs for PCs and servers, in order to respond to heavy demand. Also, Taiwan-based foundry partner Powerchip Semiconductor Corp. (PSC) greatly increased its production output. At both manufacturing locations, yield and productivity improvements were better than expected. Thus, the DRAM bit growth rate exceeded the expected range of 10-20% announced on October 24, 2006 to reach 25%. As a result, net sales came to ¥142.6 billion, a jump of 28.3% QoQ and 141.6% YoY.

Operating income for the 3Q came to ¥27.3 billion, a huge improvement over the ¥600 million generated a year earlier. Along with an increase in sales, Hiroshima Elpida Memory used a higher proportion of 90nm process technology and productivity gains to lower its production costs, which contributed to a higher gross profit. SG&A expenses rose ¥4.0 billion, partly because of greater research & development costs, but this was offset by the increase in gross profit.

Ordinary income came in at ¥26.6 billion, marking a return to the black compared with the year-ago loss of ¥700 million. Finally, net income in the quarter improved by ¥24.8 billion YoY to finish at ¥24.9 billion.


(Billion JPY)
Net Income
□2005 □2006
150
100
50
0
48.0
92.1
57.5
111.1
59.0
142.6
77.0
Q1
Q2
Q3
Q4


(Billion JPY)
Operating Income
□2005 □2006
30
20
10
0
-10
(2.6)
9.1
(2.5)
17.1
0.6
27.3
4.6
Q1
Q2
Q3
Q4

## Product Markets

**Breakdown of sales by application market (Unaudited)** (Billion JPY)

| | | 3 months ended Dec 31, 2006 | | 3 months ended Dec 31, 2005 | | YoY Chg (%) | 3 mo ended Sep 30, 2006 | | QoQ Chg (%) |
|---|---|---|---|---|---|---|---|---|---|
| | Servers | 18.9 | *13* | 8.8 | *15* | *114* | 15.0 | *14* | *26* |
| | Digital consumer electronics and mobile phones | 45.8 | *32* | 31.7 | *54* | *45* | 43.9 | *40* | *4* |
| Premier DRAM [1] | | 64.7 | *45* | 40.5 | *69* | *61* | 58.9 | *54* | *10* |
| PCs | | 74.6 | *52* | 13.1 | *22* | *470* | 48.3 | *43* | *54* |
| Other | | 3.3 | *3* | 5.4 | *9* | *-40* | 3.9 | *3* | *14* |
| Total net sales | | 142.6 | *100* | 59.0 | *100* | *141* | 111.1 | *100* | *23* |

Note: The "Foundry Services and Other" application market category used until the 2Q of FY 2006 has been changed to "Other" as of the 3Q. For more information please see the section below entitled "Other".

### □ Servers (Sales: 18.9 billion yen, up 114% YoY)

In the 3Q, demand for FB-DIMMs for high-end servers increased sharply. But tight supply of DDR2 667 created a serious undersupply of FB-DIMMs. Consequently, prices were at high levels throughout the quarter.

Elpida converted high yields for DDR2 667 into increased production of FB-DIMMs in order to meet customer demand. As a result, sales in this area soared by ¥10.1 billion YoY to a record level.

### □ Digital Consumer Electronics and Mobile Devices (Sales: 45.8 billion yen, up 45% YoY)

The market saw a surplus of DRAMs for digital consumer electronics, mainly for low-density products, as well as price declines. However, our industry-leading ability to be a consistent supplier and deliver high quality enabled us to avoid most adverse market effects. Demand for Mobile RAMs™ was not very strong due to apparent inventory adjustments for high-end mobile phones, but the change in our sales approach to domestic customers[2] managed to generate higher sales. As a result, DRAM sales for digital consumer electronic and mobile devices posted a new record.

On the other hand, because this product area is currently experiencing a lull, sales fell short of our expectations, while PC DRAM sales exceeded expectations. Therefore, the proportion of this area scored 32%, below our estimate of 40-45% announced on October 24. Nevertheless, since a 45% YoY sales increase in this area is evidence of solid growth, Elpida believes mid to long-term growth prospects exist. Thus, we anticipate an eventual total sales proportion of 50% and will continue our strong focus on production in this area at Hiroshima Elpida.

### □ Personal Computers (Sales: 74.6 billion yen, up 470% YoY)

An increase in shipment volume was made possible by an expansion of production capacities and improved productivity at E300 fab in Hiroshima, plus a greater amount of product purchased from foundry partners. Elpida mainly shipped high-speed DRAMs such as DDR2 667 to meet strong demand from customers. Since the steadiness of high DDR2 prices also contributed to the jump in sales for the quarter, DRAM sales for PCs rose 54% QoQ and skyrocketed 5.7 fold YoY.

---

(1) Premier DRAM: Our proprietary name given to DRAM products used for servers and digital consumer electronics and mobile phones. Higher technologies and reliabilities are required for DRAMs for these applications than for DRAMs used in PCs, and the price per certain density tends to become higher in proportion to the value added.

(2) In October 2006 Elpida switched a majority of its domestic business from reliance on distributors to direct sales. There was an increase in inventory levels during the course of the change.

### □ Other (Sales: 3.3 billion yen, down 40% YoY)

Until the second quarter of FY 2006, Elpida reports included a product category entitled "Foundry Services and Other." But with the addition of previously non-Group-related sales generated by Akita Elpida Memory, Inc., which just started operating within the Elpida Group, as of the 3Q we have decided to rename this category "Other." Based on this, we are also eliminating the "Premier Business" subcategory, which consisted of Premier DRAMs (DRAMs for servers and consumer electronics & mobile devices) plus the formerly named "Foundry Services and Other."

The "Other" area will mainly consist of foundry services sales to Japanese customers and sales generated by Akita Elpida. In the 3Q, sales in this category fell by ¥21 billion YoY, a result of lower sales in the foundry services business.

### (2) Financial Conditions

(Billion JPY)

| | Dec 31, 2006 | Dec 31, 2005 | YoY Chg (%) | Sep 30, 2006 | QoQ Chg (%) |
|---|---|---|---|---|---|
| Cash and cash equivalents | 187.6 | 148.5 | *26.3* | 204.6 | *-8.3* |
| Notes and accounts receivable-trade | 94.5 | 42.5 | *122.2* | 75.3 | *25.5* |
| Inventories | 61.4 | 39.1 | *56.8* | 53.6 | *14.5* |
| Tangible fixed assets | 373.0 | 307.4 | *21.3* | 330.3 | *12.9* |
| Total assets | 763.0 | 580.1 | *31.5* | 706.5 | *8.0* |
| Interest-bearing debt* | 232.9 | 240.4 | *-3.1* | 240.0 | *-3.0* |
| Total shareholders' equity | 370.5 | 189.6 | *95.4* | 344.7 | *7.5* |
| A/R collection period** | 60 days | 65 days | | 61 days | |
| Inventory holding period** | 54 days | 73 days | | 60 days | |
| Net D/E Ratio** | 0.12 times | 0.48 times | | 0.10 times | |
| Shareholders' equity ratio** | 48.6% | 32.7% | | 48.8% | |

* The balance of interest-bearing debt includes lease obligations.
** Please see the last page of this document for the calculation formulas.

Total assets at the end of the 3Q increased by ¥56.5 billion versus end-2Q to reach ¥763.0 billion. The main reason for the increase was a capital investment in the Hiroshima Elpida E300 fab, which boosted tangible fixed assets by ¥42.7 billion. Higher sales and growth in production volume resulted in increases in notes & accounts receivable-trade and inventories, but the accounts receivable collection period showed little variability and the inventory holding period decreased. With the booking of net income of ¥24.9 billion, net assets rose ¥25.8 billion to ¥370.5 billion.

### (3) Cash Flows

(Billion JPY)

| | 3 months ended Dec 31, 2006 | 3 months ended Dec 31, 2005 | YoY Chg (%) | 3 months ended Sep 30, 2006 | QoQ Chg (%) |
|---|---|---|---|---|---|
| Net cash provided by operating activities (a) | 22.6 | 17.7 | *5.0* | 30.2 | *(7.6)* |
| Net cash used in investing activities (b) | (34.1) | (39.5) | *5.4* | (18.5) | *(15.6)* |
| Net cash provided by (used in) financing activities | (7.0) | 48.4 | *(55.4)* | 118.5 | *(125.5)* |
| Cash and cash equivalents at end of period | 186.5 | 148.5 | *38.0* | 204.3 | *(17.7)* |
| Free cash flow (a+b) | (11.5) | (21.8) | *10.4* | 11.8 | *(23.3)* |

Regarding cash flow for the 3Q, operating activities provided net cash of ¥22.6 billion while investing activities used ¥34.1 billion. As a result, free cash flow (a combination of net cash provided by operating activities and net cash used in investing activities) saw a net outflow of ¥11.5 billion, an improvement of ¥10.4 billion versus a year earlier. Financing activities in the 3Q used net cash of ¥7.0 billion as a result of repayments related to long-term borrowings and lease obligations, along with other factors, while the issuance of ¥39.8 billion in corporate bonds created a funds inflow of ¥48.4 billion in the 3Q last year. As a result, the balance of cash and cash equivalents rose ¥38.0 billion YoY to ¥186.5 billion.

### (4) Capital Investment

In the 3Q, capital investments were made in expansion of Area 2 of the E300 fab in Hiroshima, mainly installing production equipment for the 70nm process technology, and in construction of a clean room in Area 3 of the same fab. Elpida had originally planned to book its capital investment in the Area 3 clean room in the next fiscal year when construction was completed. However, the anticipated completed construction date has been moved forward to March 2007. As a result of these events, capital investment for all of FY 2006 is now likely to reach ¥145.0 billion, higher than our estimate of ¥120.0 billion announced on October 24, 2006. Capital investment in the 3Q came to ¥62.2 billion.

Equipment installation in E300 fab Area 3 is planned for the 1Q of FY 2007. In the 2Q, the entire E300 fab is expected to attain a monthly production capacity of 88,000 wafers, 20% higher than the current capacity. To accomplish this, we anticipate a capital investment of ¥90 billion. Any further expansion of the total capacity as well as the capacity for 70nm process technology at E300 fab (design capacity is around 100,000 wafers per month) may be carried out in accordance with market trends and the needs of our customers.

On December 7, 2006, Elpida reached a basic agreement with PSC to jointly form a Taiwan-based DRAM production fab. The capital expenditure for the new fab in FY 2007 is about ¥230 billion, which includes the fab's own independent capital acquisitions and planned investment of ¥80 billion each by Elpida and PSC.

### (5) Outlook

According to a survey by DRAM eXchange, the spot market price for the 512Mb DDR2 SDRAM 667, a leading DRAM product for PCs, was between US$4.50 and US$5.00 at the beginning of July 2006. The spot price had jumped around 40% to mid-$US6.00 in the latter half of September and stayed above the $US6.00 mark until the beginning of January 2007. As of January 24, it had come down below $US5.50.

Since half of Elpida's total sales in the 3Q were for PC DRAMs, variability in PC DRAM prices greatly influences our business results. Nevertheless, because disruption of the supply-demand balance can produce extreme volatility, which makes any precise forecast of future PC DRAM prices quite difficult, we are not presenting any earnings forecasts.

Instead, as shown below we are presenting several estimates relevant to the 4Q and the FY 2006 full term which may be useful as a general guideline.

**Quarterly & Consolidated Results and Expectations** (Billion JPY)

| | FY 2006 | | FY 2007 | | | |
|---|---|---|---|---|---|---|
| | 3Q<br>Dec 31, 06 | 4Q<br>Mar 31, 06 | 1Q<br>Jun 30, 06 | 2Q<br>Sep 30, 06 | 3Q<br>Dec 31, 06 | 4Q Est.<br>Mar 31, 07 |
| QoQ bit growth rate | 11% | 63% | 23% | 17% | 25% | 20% |
| QoQ ASP change | -7% | -17% | -3% | 5% | 3% | n/a |
| Depreciation cost | 14.1 | 15.7 | 17.2 | 18.4 | 20.1 | 23.0 |
| SG&A | 9.9 | 10.4 | 12.3 | 13.5 | 14.0 | 15.0 |
| Sales ratio of DRAMs for digital consumer electronic & mobile devices | 54% | 46% | 46% | 40% | 32% | 30-35% |
| Outsourced sales ratio | 12% | 20% | 23% | 34% | 38% | 30-35% |

**Yearly & Consolidated Results and Expectations** (Billion JPY)

| | Fiscal year ended Mar. 31, 2005 | Fiscal year ended Mar. 31, 2006 | Fiscal year ending Mar. 31, 2007 | |
|---|---|---|---|---|
| | | | Oct 24, 06 estimate (old) | Jan 25, 07 estimate (new) |
| YoY bit growth rate | 136% | 77% | 135% | 150% |
| Depreciation cost | 35.9 | 53.4 | 80 | 80 |
| SG&A | 35.3 | 42.4 | 57 | 55 |
| Capital Expenditures** | 124.5 | 189.4 | 120 | 145 |

Note: Forecasted figures are approximate numbers.

### (5) Business Risk

This Report contains business estimates, discussions about future plans and strategies and other forward-looking statements that are based on management's understanding of information available at the time this Report was produced. These statements involve risks and uncertainties. Actual results may be materially different from those discussed in the forward-looking statements. The factors that may affect Elpida include, but are not limited to, the list presented below. Please check with our Investor Relations Department for other information about our view of risk, uncertainty and related matters.

- Cyclical changes unique to the global DRAM market caused by facility expansion and the continuing overcapacity that might result, downward pricing pressure or industry realignments.
- Changes induced by severe competition in the DRAM industry.
- Changes in technologies and design
- Problems related to the supply of key materials or higher prices for materials
- Loss of or decreased demand from key customers
- The influence of litigation and investigations resulting from anti-competitive practices.
- The influence of joint venture, including the management policies of joint venture partners, possible changes in the management environment and other factors
- Changes in the US dollar or Euro currency exchange rates
- Changes in general economic conditions
- Damaged facilities or disrupted supply acquisition arrangements caused by earthquakes or other natural disasters, terrorist attacks, epidemics, civil disturbances or other events that interfere with the control of Group operations

## Comparative Consolidated Balance Sheet

(Millions of yen)

| | As of December 31 2006 (unaudited) | As of September 30 2006 | Change | As of March 31, 2006 |
|---|---|---|---|---|
| (Assets) | | | | |
| I Current assets | | | | |
| 1. Cash and cash equivalents | 187,563 | 204,607 | (17,044) | 111,443 |
| 2. Notes and accounts receivable, trade | 94,503 | 75,302 | 19,201 | 55,272 |
| 3. Inventories | 61,376 | 53,594 | 7,782 | 39,187 |
| 4. Account receivable, other | 9,323 | 8,333 | 990 | 16,764 |
| 5. Other current assets | 11,349 | 8,434 | 2,915 | 6,270 |
| 6. Allowance for doubtful accounts | (93) | (85) | (8) | (92) |
| Total current assets | 364,021 | 350,185 | 13,836 | 228,844 |
| II Fixed assets | | | | |
| 1. Tangible fixed assets | 373,036 | 330,322 | 42,714 | 313,019 |
| 2. Intangible fixed assets | 9,278 | 8,136 | 1,142 | 7,702 |
| 3. Investments and other assets | 16,669 | 17,865 | (1,196) | 18,555 |
| Total fixed assets | 398,983 | 356,323 | 42,660 | 339,276 |
| Total assets | 763,004 | 706,508 | 56,496 | 568,120 |
| (Liabilities) | | | | |
| I Current liabilities | | | | |
| 1. Account payable, trade | 67,728 | 60,623 | 7,105 | 41,201 |
| 2. Current portion of bond | – | – | – | 10,000 |
| 3. Current portion of long-term debt | 42,072 | 43,463 | (1,391) | 39,692 |
| 4. Current portion of obligation under capital leases | 15,265 | 18,673 | (3,408) | 25,605 |
| 5. Accounts payable, other | 72,100 | 42,714 | 29,386 | 46,632 |
| 6. Other current liabilities | 13,405 | 11,335 | 2,070 | 7,874 |
| Total current liabilities | 210,570 | 176,808 | 33,762 | 171,004 |
| II Fixed liabilities | | | | |
| 1. Bond | 110,000 | 110,000 | – | 110,000 |
| 2. Long-term debt | 53,400 | 53,400 | – | 68,381 |
| 3. Obligation under capital leases | 12,140 | 14,493 | (2,353) | 21,717 |
| 4. Other long-term liabilities | 6,416 | 7,087 | (671) | 6,235 |
| Total fixed liabilities | 181,956 | 184,980 | (3,024) | 206,333 |
| Total liabilities | 392,526 | 361,788 | 30,738 | 377,337 |
| (Shareholders' equity) | | | | |
| I Capital stock | – | – | – | 87,239 |
| II Additional paid in capital | – | – | – | 98,339 |
| III Retained earnings | – | – | – | 5,044 |
| IV Unrealized loss on marketable securities | – | – | – | (195) |
| V Foreign currency translation adjustments | – | – | – | 357 |
| VI Treasury stock | – | – | – | (1) |
| Total shareholders' equity | – | – | – | 190,783 |
| Total liabilities and shareholders' equity | – | – | – | 568,120 |

## Comparative Consolidated Balance Sheet

(Millions of yen)

| | As of December 31 2006 (unaudited) | As of September 30 2006 | Change | As of March 31, 2006 |
|---|---|---|---|---|
| (Net assets) | | | | |
| I Shareholders' equity | | | | |
| 1. Capital stock | 154,909 | 154,627 | 282 | – |
| 2. Additional paid in capital | 165,952 | 165,669 | 283 | – |
| 3. Retained earnings | 49,502 | 24,568 | 24,934 | – |
| 4. Treasury stock | (1) | (1) | – | – |
| Total shareholders' equity | 370,362 | 344,863 | 25,499 | – |
| II Valuation and translation adjustments | | | | |
| 1. Unrealized gain on marketable securities | 125 | 37 | 88 | – |
| 2. Deferred gains or losses on hedges | (737) | (644) | (93) | – |
| 3. Foreign currency translation adjustments | 705 | 463 | 242 | – |
| Total valuation and translation adjustments | 93 | (144) | 237 | – |
| III Stock subscription rights | 23 | 1 | 22 | – |
| Total net assets | 370,478 | 344,720 | 25,758 | – |
| Total liabilities and net assets | 763,004 | 706,508 | 56,496 | – |

## Comparative Consolidated Statements of Operations

(Millions of yen)

| | Three months ended December 31 | | | | YoY |
|---|---|---|---|---|---|
| | 2006 (unaudited) | | 2005 (unaudited) | | Change |
| Account | | Ratio (%) | | Ratio (%) | Increase or decrease |
| I Net sales | 142,609 | 100.0 | 59,021 | 100.0 | 83,588 |
| II Cost of sales | 101,361 | 71.1 | 48,435 | 82.1 | 52,926 |
| Gross profit | 41,248 | 28.9 | 10,586 | 17.9 | 30,662 |
| III Selling, general and administrative expenses | 13,980 | 9.8 | 9,941 | 16.8 | 4,039 |
| Operating income | 27,268 | 19.1 | 645 | 1.1 | 26,623 |
| IV Non-operating income | | | | | |
| 1. Interest income | 414 | | 72 | | 342 |
| 2. Equity in earnings of affiliated company | 209 | | 26 | | 183 |
| 3. Others | 117 | | 48 | | 69 |
| V Non-operating expenses | | | | | |
| 1. Interest expense | 1,037 | | 924 | | 113 |
| 2. Foreign exchange losses | 189 | | 193 | | (4) |
| 3. Bond issuance costs | – | | 177 | | (177) |
| 4. Others | 196 | | 190 | | 6 |
| Ordinary income/(loss) | 26,586 | 18.6 | (693) | (1.2) | 27,279 |
| VI Extraordinary income | 24 | 0.0 | 1,104 | 1.9 | (1,080) |
| VII Extraordinary losses | 98 | 0.0 | 39 | 0.1 | 59 |
| Income before income taxes | 26,512 | 18.6 | 372 | 0.6 | 26,140 |
| Income taxes | 1,578 | 1.1 | 209 | 0.3 | 1,369 |
| Net income | 24,934 | 17.5 | 163 | 0.3 | 24,771 |
| | | | | | |

Note: "Income taxes" is consists of corporate tax, inhabitant tax, business tax and deferred tax.

# Comparative Consolidated Statements of Operations

(Millions of yen)

| | Nine months ended December 31 | | | | YoY |
|---|---|---|---|---|---|
| | 2006 (unaudited) | | 2005 (unaudited) | | Change |
| Account | | Ratio (%) | | Ratio (%) | Increase or decrease |
| I Net sales | 345,854 | 100.0 | 164,524 | 100.0 | 181,330 |
| II Cost of sales | 252,603 | 73.0 | 136,951 | 83.2 | 115,652 |
| Gross profit | 93,251 | 27.0 | 27,573 | 16.8 | 65,678 |
| III Selling, general and administrative expenses | 39,763 | 11.5 | 32,045 | 19.5 | 7,718 |
| Operating income/(loss) | 53,488 | 15.5 | (4,472) | (2.7) | 57,960 |
| IV Non-operating income | | | | | |
| 1. Interest income | 798 | | 192 | | 606 |
| 2. Dividend income | 108 | | 247 | | (139) |
| 3. Equity in earnings of affiliated company | 269 | | 17 | | 252 |
| 4. Revenue from local government subsidies | 320 | | – | | 320 |
| 5. Others | 359 | | 135 | | 224 |
| V Non-operating expenses | | | | | |
| 1. Interest expense | 3,151 | | 3,035 | | 116 |
| 2. Foreign exchange losses | 962 | | 23 | | 939 |
| 3. Stock issuance costs | 383 | | – | | 383 |
| 4. Bond issuance costs | – | | 177 | | (177) |
| 5. Others | 495 | | 589 | | (94) |
| Ordinary income/(loss) | 50,351 | 14.6 | (7,705) | (4.7) | 58,056 |
| VI Extraordinary income | 127 | 0.0 | 1,122 | 0.7 | (995) |
| VII Extraordinary losses | 4,926 | 1.4 | 85 | 0.1 | 4,841 |
| Income/(loss) before income taxes | 45,552 | 13.2 | (6,668) | (4.1) | 52,220 |
| Income taxes | 1,094 | 0.3 | (489) | (0.3) | 1,583 |
| Net income/(loss) | 44,458 | 12.9 | (6,179) | (3.8) | 50,637 |
| | | | | | |

Note: "Income taxes" is consists of corporate tax, inhabitant tax, business tax and deferred tax.

# Comparative Consolidated Statements of Cash Flows

(Millions of yen)

| | Three months ended December 31 | | Change |
|---|---|---|---|
| | 2006 (unaudited) | 2005 (unaudited) | increase or decrease |
| **I Operating activities** | | | |
| Income before income taxes | 26,512 | 372 | 26,140 |
| Depreciation and amortization | 20,134 | 14,076 | 6,058 |
| Increase in allowance for doubtful accounts | 6 | – | 6 |
| Interest and dividend income | (414) | (72) | (342) |
| Interest expense | 1,037 | 924 | 113 |
| Equity in earnings of affiliated company | (209) | (26) | (183) |
| Income from sale of tangible fixed assets | (24) | (1,104) | 1,080 |
| Losses on sale and disposal of tangible fixed assets | 78 | 39 | 39 |
| Increase in accounts receivable, trade | (18,267) | (32) | (18,235) |
| Increase in inventories | (7,717) | (5,912) | (1,805) |
| Increase in accounts receivable, other | (1,064) | (59) | (1,005) |
| Increase in accounts payable, trade | 7,089 | 10,776 | (3,687) |
| Increase (decrease) in accounts payable, other | 130 | (13) | 143 |
| Others | (3,984) | (765) | (3,219) |
| Subtotal | 23,307 | 18,204 | 5,103 |
| Interest and dividends received | 417 | 73 | 344 |
| Interest paid | (577) | (424) | (153) |
| Income taxes paid | (511) | (171) | (340) |
| Net cash provided by operating activities | 22,636 | 17,682 | 4,954 |
| **II Investing activities** | | | |
| Increase in time deposits due over three months | (665) | – | (665) |
| Purchase of tangible fixed assets | (32,271) | (38,521) | 6,250 |
| Proceeds from sale of tangible fixed assets | 100 | 480 | (380) |
| Purchase of intangible fixed assets | (1,787) | (1,410) | (377) |
| Proceeds from sale and lease-back transactions | 522 | – | 522 |
| Acquisition of long-term prepaid expenses | (1) | (88) | 87 |
| Others | 4 | 3 | 1 |
| Net cash used in investing activities | (34,098) | (39,536) | 5,438 |
| **III Financing activities** | | | |
| Repayments of long-term debt | (1,391) | (3,005) | 1,614 |
| Proceeds from issuance of stocks | 565 | – | 565 |
| Proceeds from issuance of bonds | – | 39,823 | (39,823) |
| Proceeds from sale-and-leaseback transactions | – | 19,154 | (19,154) |
| Repayments of obligation under capital leases | (6,162) | (7,577) | 1,415 |
| Purchase of treasury stock | – | (1) | 1 |
| Net cash provided by (used in) financing activities | (6,988) | 48,394 | (55,382) |
| IV Effect of exchange rates changes on cash and cash equivalents | 722 | 491 | 231 |
| V Net increase (decrease) in cash and cash equivalents | (17,728) | 27,031 | (44,759) |
| VI Cash and cash equivalents at beginning of period | 204,254 | 121,485 | 82,769 |
| VII Cash and cash equivalents at end of period | 186,526 | 148,516 | 38,010 |

| | | | |
|---|---|---|---|
| Free cash flow ( I + II ) | (11,462) | (21,854) | 10,392 |

## Comparative Consolidated Statements of Cash Flows

(Millions of yen)

| | Nine months ended December 31 | | Change |
|---|---|---|---|
| | 2006 (unaudited) | 2005 (unaudited) | increase or decrease |
| **I Operating activities** | | | |
| Income (loss) before income taxes | 45,552 | (6,668) | 52,220 |
| Depreciation and amortization | 55,692 | 37,707 | 17,985 |
| Decrease in allowance for doubtful accounts | (1) | – | (1) |
| Interest and dividend income | (906) | (439) | (467) |
| Interest expense | 3,151 | 3,035 | 116 |
| Equity in earnings of affiliated company | (269) | (17) | (252) |
| Income from sale of tangible fixed assets | (61) | (1,122) | 1,061 |
| Losses on sale and disposal of tangible fixed assets | 1,564 | 85 | 1,479 |
| Increase in accounts receivable, trade | (37,855) | (4,617) | (33,238) |
| Increase in inventories | (22,082) | (6,201) | (15,881) |
| (Increase) decrease in accounts receivable, other | 7,442 | (2,113) | 9,555 |
| Increase in accounts payable, trade | 26,528 | 15,600 | 10,928 |
| Decrease in accounts payable, other | (3,981) | (378) | (3,603) |
| Others | (1,519) | 636 | (2,155) |
| Subtotal | 73,255 | 35,508 | 37,747 |
| Interest and dividends received | 852 | 275 | 577 |
| Interest paid | (2,698) | (2,538) | (160) |
| Income taxes paid | (829) | (607) | (222) |
| Net cash provided by operating activities | 70,580 | 32,638 | 37,942 |
| **II Investing activities** | | | |
| Increase in time deposits due over three months | (1,011) | – | (1,011) |
| Acquisition of investment securities | (67) | (3,700) | 3,633 |
| Purchase of tangible fixed assets | (87,368) | (93,358) | 5,990 |
| Proceeds from sale of tangible fixed assets | 261 | 678 | (417) |
| Purchase of intangible fixed assets | (3,326) | (2,390) | (936) |
| Proceeds from sale and lease-back transactions | 1,567 | – | 1,567 |
| Acquisition of long-term prepaid expenses | (901) | (736) | (165) |
| Others | 11 | 10 | 1 |
| Net cash used in investing activities | (90,834) | (99,496) | 8,662 |
| **III Financing activities** | | | |
| Repayments of long-term debt | (12,601) | (11,515) | (1,086) |
| Proceeds from issuance of stocks | 134,900 | – | 134,900 |
| Proceeds from issuance of bonds | – | 39,823 | (39,823) |
| Payments for redemption of bonds | (10,000) | – | (10,000) |
| Proceeds from sale-and-leaseback transactions | 2,377 | 19,154 | (16,777) |
| Repayments of obligation under capital leases | (20,318) | (22,730) | 2,412 |
| Purchase of treasury stock | (0) | (1) | 1 |
| Net cash provided by financing activities | 94,358 | 24,731 | 69,627 |
| IV Effect of exchange rates changes on cash and cash equivalents | 979 | 845 | 134 |
| V Net increase (decrease) in cash and cash equivalents | 75,083 | (41,282) | 116,365 |
| VI Cash and cash equivalents at beginning of period | 111,443 | 189,798 | (78,355) |
| VII Cash and cash equivalents at end of period | 186,526 | 148,516 | 38,010 |

| | | | |
|---|---|---|---|
| Free cash flow ( I + II ) | (20,254) | (66,858) | 46,604 |

## Appendix (Unaudited)

### Selected Quarterly Consolidated Statements of Operations

(Million JPY)

| | 3Q Dec 31, 2005 | % | 4Q Mar 31, 2006 | % | 1Q Jun 30, 2006 | % | 2Q Sep 30, 2006 | % | 3Q Dec 31, 2006 | % |
|---|---|---|---|---|---|---|---|---|---|---|
| Net sales | 59,021 | *100.0* | 77,030 | *100.0* | 92,098 | *100.0* | 111,147 | *100.0* | 142,609 | *100.0* |
| Gross profit | 10,586 | *17.9* | 15,017 | *19.5* | 21,417 | *23.3* | 30,586 | *27.5* | 41,248 | *28.9* |
| SG&A | 9,941 | *16.8* | 10,401 | *13.5* | 12,279 | *13.4* | 13,504 | *12.1* | 13,980 | *9.8* |
| Operating income | 645 | *1.1* | 4,616 | *6.0* | 9,138 | *9.9* | 17,082 | *15.4* | 27,268 | *19.1* |
| Income before income taxes | 372 | *0.6* | 1,174 | *1.5* | 6,235 | *6.8* | 12,805 | *11.5* | 26,512 | *18.6* |
| Net income | 163 | *0.3* | 1,471 | *1.9* | 6,605 | *7.2* | 12,919 | *11.6* | 24,934 | *17.5* |

| | Dec 31, 2005 | Mar 31, 2006 | Jun 30, 2006 | Sep 30, 2006 | Dec 31, 2006 |
|---|---|---|---|---|---|
| Cash and cash equivalent | ¥148.5 bn. | ¥111.4 bn. | ¥73.5 bn. | ¥204.6 bn. | ¥187.6 bn. |
| A/R collection period | 65 days | 65 days | 64 days | 61 days | 60 days |
| Inventory holding period | 73 days | 57 days | 54 days | 60 days | 54 days |
| Interest-bearing debt | ¥240.4 bn. | ¥275.4 bn. | ¥255.4 bn. | ¥240.0 bn. | ¥232.9 bn. |
| Net D/E ratio | 0.48 times | 0.86 times | 0.92 times | 0.10 times | 0.12 times |
| Shareholders' equity ratio | 32.7% | 33.6% | 36.9% | 48.8% | 48.6% |

| | 3Q Dec 31, 2005 | 4Q Mar 31, 2006 | 1Q Jun 30, 2006 | 2Q Sep 30, 2006 | 3Q Dec 31, 2006 |
|---|---|---|---|---|---|
| Cash flows from operating activities | ¥17.7 bn. | ¥1.3 bn. | ¥17.7 bn. | ¥30.2 bn. | ¥22.6 bn. |
| ROA | 0.1% | 1.0% | 4.8% | 8.3% | 13.6% |
| ROE | 0.3% | 3.1% | 13.6% | 19.0% | 27.9% |

(Calculating formulas)

- A/R collection period = Accounts receivable, trade / Average monthly net sales x 30 days
- Inventory holding period = Inventories / Average monthly cost of sales x 30 days
- Interest-bearing debt = Bonds + Long-term and short-term debt + Long-term and short-term lease obligation
- Net D/E ratio = (Interest-bearing debt – cash and cash equivalents) / shareholders' equity
- ROA (ROE) (Three-month period) = Quarterly Net income/(loss) x 4 / Average quarterly total assets (Average shareholders' equity)